UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F/A

TENDER OFFER STATEMENT PURSUANT TO RULE 14D-1(B) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
Rio Narcea Gold Mines Ltd.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

4352351 Canada Inc. (Formerly 0766284 B.C. Ltd.)
(Bidder)

Common Shares Without Par Value
(Title of Class of Securities)

766909105
(CUSIP Number of Class of Securities)

Kevin Hisko 0766284 B.C. Ltd. 888 Dunsmuir Street, Suite 1100 Vancouver, B.C., V6C 3K4 (604) 689-7842
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

With a copy to:

Adam M. Givertz
Shearman & Sterling LLP
199 Bay Street, Suite 4405
Commerce Court West
Toronto, Ontario M5B 1E8
(212) 360-8484

April 20, 2007
(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE*
Transaction Valuation	Amount of Filing Fee
US$128,378,106.71	US$3,941.21

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,941.21 Form or Registration No.: 005.78301 Filing Party: 0766284 B.C. Ltd. Date Filed: July 3, 2007 Form: 14D-1F

*

Estimated solely for the purpose of calculating the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company's common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company's common shares in the United States, is calculated as follows: the product of (x) 24,804,967, the number of subject company common shares estimated to be held by in the United States, (y) CDN$5.50, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 0.9410, the inverse of the Federal Reserve Bank of New York's noon buying rate for Canadian dollars on June 28, 2007.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

(a)    Offer to Purchase and Circular dated as of April 20, 2007, including Letter of Transmittal and Notice of Guaranteed Delivery.(1)
(b)    Notice of Extension dated as of May 29, 2007.(2)
(c)    Notice of Extension dated as of June 8, 2007.(3)
(d)    Notice of Variation and Extension dated as of June 29, 2007.(4)
(e)    Notice of Extension dated as of July 17, 2007.(5)

Item 2. Informational Legends

(a)    See inside front cover of Offer to Purchase and Circular dated as of April 20, 2007.(1)
(b)    See inside front cover of Notice of Extension dated as of May 29, 2007.(2)
(c)    See inside front cover of Notice of Extension dated as of June 8, 2007.(3)
(d)    See page iii of Notice of Variation and Extension dated as of June 29, 2007.(4)
(e)    See page iii of Notice of Extension dated as of July 17, 2007.(5)

(1)    Filed April 20, 2007
(2)    Filed May 30, 2007
(3)    Filed June 11, 2007
(4)    Filed July 3, 2007
(5)    Filed July 17, 2007

I-1

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

99.1	Press Release of Lundin Mining Corporation, dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 5, 2007)

99.2

Support Agreement between Lundin Mining Corporation and Rio Narcea Gold Mines Ltd., dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 17, 2007)

99.3	Press Release of Lundin Mining Corporation, dated April 20, 2007 (1)

99.4	Press Release of Lundin Mining Corporation, dated May 29, 2007 (1)

99.5	Press Release of Lundin Mining Corporation, dated June 8, 2007 (1)

99.6	Press Release of Lundin Mining Corporation, dated June 29, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 2, 2007)

99.7	Press Release of Lundin Mining Corporation, dated July 17, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 17, 2007)

99.8	Press Release of Lundin Mining Corporation, dated July 20, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 20, 2007)

(1)    Previously filed.

II-1

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertaking.

(a)     The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

(b)     The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

2.        Consent to Service of Process.

(a)      At the time of filing this Schedule the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)      Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

III-1

PART IV

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4352351 Canada Inc.

By: /s/ Kevin Hisko
Name: Kevin Hisko
Title: Director

Date: July 20, 2007

IV-1

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Lundin Mining Corporation, dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 5, 2007)

99.2

Support Agreement between Lundin Mining Corporation and Rio Narcea Gold Mines Ltd., dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 17, 2007)

99.3	Press Release of Lundin Mining Corporation, dated April 20, 2007 (1)

99.4	Press Release of Lundin Mining Corporation, dated May 29, 2007 (1)

99.5	Press Release of Lundin Mining Corporation, dated June 8, 2007 (1)

99.6	Press Release of Lundin Mining Corporation, dated June 29, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 2, 2007)

99.7	Press Release of Lundin Mining Corporation, dated July 17, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 17, 2007)

99.8	Press Release of Lundin Mining Corporation, dated July 20, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 20, 2007)

(1)    Previously filed.